

March 17, 2011

Mr. Ken Risk
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm
Kimball, NE 69145

>   **Re: George Risk Industries, Inc.**
>   **Form 10-K for the Year Ended April 30, 2010**
>   **Filed July 29, 2010**
>   **File No. 000-05378**

Dear Mr. Risk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1. Disclose whether you have a written agreement with the distributor that accounts for 43% of security segment sales. If you do have a written agreement, file it as an exhibit and briefly describe the material terms thereto. See Item 601(b)(10) of Regulation S-K.

Item 5. Market for the Registrant's Common Equity and Related Stockholders' Matter, page 5

2. Going forward account for repurchases of common stock made by the company on a quarterly basis. See Item 5(c) to Form 10-K and Part II Item 2(c) to Form 10-Q. On

page 28 you indicate that the company purchased 61,804 shares of Class A common stock during fiscal 2010. These repurchases were not accounted for in your fiscal 2010 Form 10-K or any of your fiscal 2010 Form 10-Qs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Executive Overview, page 6

3. Discuss the impact that your substantial securities holdings play on your financial results vis-à-vis your operations. We note that other income accounted for over 50% of fiscal 2010 income before taxes. Within this discussion consider discussing management's philosophy with regard to how outside investment compliments/impacts your core business.

Results of Operations, page 7

4. Discuss all material changes in financial statement line items and how they affect your financial results. For example, you did not discuss fiscal 2010 operating expenses. Throughout Management's Discussion and Analysis, make sure to correctly characterize line item results. For example, on page 7 you state that "[c]ash flows from financing activities were $780,000 for the year ended April 30, 2010." The $780,000 should have been characterized as cash used in financing activities.

Item 10. Directors and Executive Officers of the Registrant, page 36

5. Provide the information required by Regulation S-K Items 405 and 406. In addition, provide all of the necessary information under Regulation S-K Item 401. We note, for example, that you did not discuss the qualifications of each of your directors which led you to decide that they should serve on your board, as required by Item 401(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director